UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                          Cadillac Fairview Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   12692920 J
                                 (CUSIP NUMBER)

                                   Jane Beatty
                      Ontario Teachers' Pension Plan Board
                          5650 Yonge Street, Suite 300
                      North York, Ontario, Canada, M2M 4H5
                                  416-730-6178
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 12, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person have previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   12692920  J

1. NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Ontario Teachers' Pension Plan Board

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

   (a)      [_]
   (b)      [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     An Ontario, Canada Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     16,427,533

8.   SHARED VOTING POWER

     0


9.   SOLE DISPOSITIVE POWER

     16,427,533

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,427,533

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.1%

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     EP

     Ontario Teachers' Pension Plan Board (the "Board") hereby amends its statement on Schedule 13D relating to the Common Shares (the "Shares") of Cadillac Fairview Corporation (the "Issuer") dated July 10, 1998 (the "Schedule 13D"), as set forth below. All terms defined in the Schedule 13D have the same meanings in this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

     The following paragraphs are hereby inserted after the fourth paragraph:

     "The Board acquired 207,500 Shares on December 17, 1998. The net amount of funds used by the Board to acquire these 207,500 Shares was Cdn $5,614,718 (including commissions).

     The Board acquired 89,700 Shares on December 18, 1998. The net amount of funds used by the Board to acquire these 89,700 Shares was Cdn $2,483,991 (including commissions).

     The Board acquired 71,200 Shares on January 8, 1999. The net amount of funds used by the Board to acquire these 71,200 Shares was Cdn $2,122,308 (including commissions).

     The Board acquired 676,000 Shares on January 12, 1999. The net amount of funds used by the Board to acquire these 676,000 Shares was Cdn $20,220,671 (including commissions)."

     The fifth paragraph is hereby deleted, and the following paragraph is hereby inserted in its place:

     "All of the funds used by the Board to acquire the 16,427,533 Shares came from the pension fund managed by the Board, which includes income from the fund's investment portfolio and contributions of members of the pension plan administered by the Board."

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The following paragraph is hereby inserted after the first paragraph:

     "At the close of business on January 12, 1999, the Board owned 16,427,533 Shares. Pursuant to publicly available information, 77,844,228 Shares were outstanding as of January 12, 1999. Based on such information, the 16,427,533 Shares beneficially owned by the Board as of the close of business on January 12, 1999 represent approximately 21.1% of the Shares outstanding. The Board has sole voting and dispositive power over all of the 16,427,533 Shares beneficially owned by it."

     (c) The following paragraphs are hereby inserted after the last paragraph:

     "The following table describes the transactions in Shares in the sixty days prior to January 13, 1999 by the Board:

Date of           Number of       Purchase (P)          Price per             Where and how
Transaction       Securities      or Sale (S)           Share*                transaction effected
===========       ==========      ===========           ==========            =====================
12/17/98           127,500              P               $29.0470 Cdn          All transactions
12/17/98            80,000              P               $27.0000 Cdn          effected through
12/18/98             7,900              P               $27.5000 Cdn          a broker on the
12/18/98            70,000              P               $27.7500 Cdn          Toronto Stock
12/18/98            11,800              P               $27.2500 Cdn          Exchange
1/8/99              71,200              P               $29.7777 Cdn
1/12/99             26,000              P               $29.8231 Cdn
1/12/99            650,000              P               $29.8846 Cdn

     Except as described above, neither the Board nor, to the best knowledge of the Board, any of the persons listed in Schedule A effected any transactions in Shares in the sixty days prior to January 13, 1999.

     *Price per Share excludes commissions. See Item 3."

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 13, 1999

                      ONTARIO TEACHERS' PENSION PLAN BOARD



                      /s/ Jane Beatty
                      ---------------------------------
                      Name:   Jane Beatty
                      Title:  Legal  Counsel, Investments